                                                                    EXHIBIT 99.1

                 [LOGO OF TRANSITIONAL HOSPITALS CORPORATION]


              [LETTERHEAD OF TRANSITIONAL HOSPITALS CORPORATION]


                                  May 19, 1997


  Dear Transitional Hospitals Corporation Shareholder:

    As you may be aware, on May 2, 1997, Transitional Hospitals
  Corporation entered into a merger agreement with Select Medical
  Corporation, pursuant to which our shareholders would receive $14.55 per share in cash from Select. On May 7, 1997, Vencor, Inc. announced a $16.00 per share cash tender offer for all the outstanding shares of our stock.

    Although the price per share currently being offered by Vencor is significantly greater than the consideration shareholders would receive in the merger with Select, there are certain uncertainties and contingencies associated with Vencor's offer, including potential anti-trust considerations and issues relating to the payment of a termination fee to Select, that are beyond the control of the Company and could result in the termination of the offer.

    According to the terms of the merger agreement with Select, if the Board were to recommend that shareholders accept Vencor's offer, Select would have the immediate right to terminate its merger agreement with the Company and receive payment of a $19,415,000 termination fee from the Company. Vencor has commenced litigation seeking to invalidate this fee.

    Because of the uncertainties surrounding the Vencor offer, the Board and its advisors do not believe it would be prudent at this time to take a position with respect to Vencor's offer which could result in the termination of the merger agreement with Select, until the various issues associated with Vencor's offer have been resolved to the Board's satisfaction. In essence, the Board is taking steps to preserve our agreement with Select, while we are simultaneously exploring the possibility of consummating a transaction with Vencor at a higher price.

    Since February 24, 1997, when we received Vencor's first written indication of interest in purchasing the Company at $11.50 per share, management, the Board and their advisors have worked diligently and have had discussions with over ten companies in order to achieve the greatest possible returns for our shareholders. The Board is committed to exploring all options and to obtaining the highest value for our shareholders. To that end, we have commenced discussions with Vencor regarding its offer, and Vencor has expressed a willingness to cooperate with the Company to resolve the uncertainties and contingencies, although there can be no assurances that these issues will be resolved in a timely fashion.

    Accompanying this letter is a copy of the Company's
  Solicitation/Recommendation Statement on Schedule 14D-9, which we urge you to review carefully.

    We will keep you advised of future developments, and we thank you for your continued support.

                               Very truly yours,

   Richard L. Conte    Wendy L. Simpson
   Chairman and Chief  Chief Operating Officer and Chief Financial Officer
   Executive Officer